FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of June 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For release: Friday, June 2, 2006

AMCOR WHITE CAP EUROPEAN CLOSURES SALE COMPLETED

Amcor announces today that it has completed the sale of the Amcor White Cap business in Europe to Silgan Holdings Inc. The remaining sites outside Europe will close upon satisfactory completion of specific closing conditions pursuant to the purchase agreement.

The proceeds from the sale of the European business was €185.8 million.

The sale of the Amcor White Cap business was previously announced in February 2006.

ENDS

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date	6 June 2006

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel